Filed pursuant to Rule 424(b)(3)
Registration No. 333-177050

PROSPECTUS

F.N.B. CORPORATION

219,978 Shares

Common Stock, $0.01 Par Value

Parkvale Financial Corporation 1993 Key Employee Stock Compensation Program

Parkvale Financial Corporation 1993 Directors’ Stock Option Plan

Parkvale Financial Corporation Amended and Restated 2004 Stock Incentive Plan

This prospectus relates to up to 219,978 shares of our common stock, par value $0.01 per share, which may be offered and sold upon the exercise of stock options under the Parkvale Financial Corporation 1993 Key Employee Stock Compensation Program, the Parkvale Financial Corporation 1993 Directors’ Stock Option Plan, and the Parkvale Financial Corporation Amended and Restated 2004 Stock Incentive Plan. We assumed such stock options in connection with our acquisition of Parkvale Financial Corporation, which became effective as of January 1, 2012. As a result, such stock options are exercisable for shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “FNB.” On January 24, 2012, the closing sale price of our common stock on the New York Stock Exchange was $12.11 per share.

Investing in our securities involves risks.

See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 31, 2012.

F.N.B. CORPORATION

The SEC allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update, supplement and/or supersede the information in this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference.

F.N.B. Corporation (“we” or “FNB”) is a diversified financial services holding company headquartered in Hermitage, Pennsylvania that had $9.95 billion in assets as of September 30, 2011. FNB provides a broad range of financial services to its customers through its principal operating subsidiary, First National Bank of Pennsylvania (“FNB Bank”), and its insurance agency, consumer finance, trust company, wealth management and merchant banking subsidiaries.

As of September 30, 2011, FNB had 234 community banking offices in Pennsylvania and eastern Ohio, a leasing company and seven insurance agency locations. FNB Bank offers the services traditionally offered by full-service commercial banks, including commercial and individual demand and time deposit accounts and commercial, mortgage and individual installment loans. FNB Bank also offers various alternative investment products, including mutual funds and annuities. As of September 30, 2011, FNB Bank had total assets, total liabilities and total shareholders’ equity of approximately $9.95 billion, $8.7 billion and $1.2 billion, respectively.

Regency Finance, FNB’s consumer finance subsidiary, has 22 offices in Pennsylvania, 19 offices in Tennessee, 17 offices in Ohio, and 8 offices in Kentucky. Regency Finance principally makes personal installment loans to individuals and purchases installment sales finance contracts from retail merchants.

Another FNB subsidiary, First National Trust Company, provides a broad range of personal and corporate fiduciary services, including the administration of decedent and trust estates. First National Trust Company had approximately $2.3 billion of assets under management as of September 30, 2011.

First National Investment Services Company, LLC offers a broad array of investment products and services for wealth management customers through a networking relationship with a brokerage firm. F.N.B. Investment Advisors, Inc., an investment advisor registered with the SEC, offers wealth management customers objective investment programs featuring mutual funds, annuities, stocks and bonds.

FNB’s insurance segment operates principally through First National Insurance Agency, LLC, or FNIA. FNIA is a full-service insurance agency offering a broad line of commercial and personal insurance through major carriers to businesses and individuals primarily within FNB’s geographic markets.

FNB’s insurance segment also includes a reinsurance subsidiary, Penn-Ohio Life Insurance Company, which underwrites, as a reinsurer, credit life and accident and health insurance sold by FNB’s lending subsidiaries. In addition, FNB Bank has a direct subsidiary, First National Corporation, a Pennsylvania corporation, which offers title insurance products.

F.N.B. Capital Corporation, FNB’s merchant banking subsidiary, offers subordinated debt and other types of financing options for small- to medium-sized commercial enterprises that need financial assistance beyond the parameters of typical commercial bank lending products.

On January 1, 2012, FNB’s acquisition of Parkvale Financial Corporation, a unitary savings and loan company based in Monroeville, Pennsylvania (“Parkvale”), became effective. On January 1, 2012, Parkvale was merged with and into FNB, with FNB continuing as the surviving corporation. Immediately following the merger, Parkvale’s principal subsidiary, Parkvale Savings Bank, a Pennsylvania chartered permanent reserve fund stock savings bank (“Parkvale Bank”), was also merged with and into FNB Bank, with FNB Bank continuing as the surviving bank. Parkvale Bank conducted business in the greater tri-state area through 47 full-service offices, including 40 offices in Allegheny, Beaver, Butler, Fayette, Washington and Westmoreland Counties of Pennsylvania, two branches in West Virginia and five branches in Ohio. Parkvale also originated loans in the greater Columbus, Ohio metropolitan area through its wholly-owned subsidiary Parkvale Mortgage Corporation.

FNB’s principal corporate offices are located at One F.N.B. Boulevard, Hermitage, Pennsylvania 16148, and its telephone number at these offices is (724) 981-6000.

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider the risk factors below and other information set forth or incorporated by reference under the caption “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2010, as well as other information that has been or will be incorporated by reference into this prospectus, as such risk factors and other information may be updated from time to time by our subsequent reports and other filings under the Securities Exchange Act of 1934, as amended.

Risks Relating to Our Business

FNB’s status as a holding company makes it dependent on dividends from its subsidiaries to meet its obligations.

FNB is a holding company and conducts almost all of its operations through its subsidiaries. FNB does not have any significant assets other than the stock of its subsidiaries and approximately $146.5 million in cash as of September 30, 2011. Accordingly, FNB depends on dividends from its subsidiaries to meet its obligations. FNB’s right to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims of creditors of such subsidiaries. Under federal law, the amount of dividends that a national bank such as FNB Bank may pay in a calendar year is dependent on the amount of its net income for the current year combined with its retained net income for the two preceding years. The Office of the Comptroller of the Currency (“OCC”) has the authority to prohibit the payment of dividends by a national bank when it determines such payment to be an unsafe and unsound banking practice. In addition, FNB Bank would be prohibited by federal statute and the OCC’s prompt corrective action regulations from making any capital distribution if, after giving effect to the distribution, FNB Bank would be classified as “undercapitalized” under the OCC’s regulations.

Interest rate volatility could significantly harm FNB’s business.

FNB’s results of operations will be affected by the monetary and fiscal policies of the federal government. A significant component of FNB’s earnings will consist of its net interest income, which is the difference between the income from interest-earning assets, such as loans and investments, and the expense of interest-bearing liabilities, such as deposits and borrowings. A change in market interest rates could adversely affect FNB’s earnings if market interest rates change such that the interest FNB pays on deposits and borrowings increases faster than the interest it collects on loans and investments. Consequently, FNB, along with other financial institutions generally, will be sensitive to interest rate fluctuations.

The Dodd-Frank Act effects fundamental changes in the regulation of the financial services industry, some of which may adversely affect FNB’s business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd Frank Act”), which was signed into law in July 2010, imposes new regulatory requirements and oversight over banks and other financial institutions in a number of ways, among which are: (i) creating the Consumer Financial Protection Bureau (“CFPB”) to regulate consumer financial products and services; (ii) creating the Financial Stability Oversight Council to identify and impose additional regulatory oversight on large financial firms; (iii) granting orderly liquidation authority to the Federal Deposit Insurance Corporation (“FDIC”) for the liquidation of financial corporations that pose a risk to the financial system of the United States; (iv) limiting debit card interchange fees; (v) adopting certain changes to shareholder rights, including a shareholder “say on pay” vote on executive compensation; (vi) strengthening the SEC’s powers to regulate securities markets; (vii) regulating OTC derivative markets; (viii) making more loans subject to provisions for higher cost loans, new disclosures, and certain other revisions; (ix) providing consumers a defense of set-off or recoupment in a foreclosure or collection action if the lender violates the newly created “reasonable ability to repay” provision; and (x) amending the Truth in Lending Act with respect to mortgage originations, including originator compensation, disallowing mandatory arbitration, and prepayment considerations. Regulators are tasked with adopting regulations that enact and define the breadth and scope of many of these changes. Many of the regulations that must be adopted under the Dodd-Frank Act have yet to be proposed, and it is difficult to gauge the impact of certain provisions of the Dodd-Frank Act because so many important details related to the concepts adopted in the Dodd-Frank Act were left within the discretion of the regulators. For example, the CFPB has the power to adopt new regulations to protect consumers, which power it may exercise at its discretion so long as it advances the general concept of the protection of consumers. Consequently, the impact of these regulations and other regulations to be adopted pursuant to the Dodd-Frank Act is unclear, but may impair FNB’s ability to meet all of the product needs of its customers, lead customers to seek financial solutions and products through nonbanking channels and adversely affect FNB’s profits. Moreover, the increased regulatory scrutiny set forth in the bill and the various proposed mechanisms by which the regulated entities reimburse the regulatory agencies for the increased costs associated with implementing the increased regulatory scrutiny will likely increase FNB’s cost of compliance, divert its resources and may adversely affect profits.

Among those regulations that have been proposed or adopted, the following may adversely affect the business of FNB:

•	limitations on debit card interchange fees may affect its profits;

•	changing the methodology for calculating deposit insurance premium rates will become more complex, less predictable and more pro-cyclical, adversely affecting its profits and diverting its resources;

•	changing the procedures for liquidation may adversely impact its credit ratings and adversely impact its liquidity, profits, and its ability to fund itself;

•	increases in requirements for regulatory capital while eliminating certain sources of capital may adversely affect its profits; and

•	the ability to pay interest on commercial demand deposit accounts may increase its interest expenses.

These provisions may limit the types of products FNB is able to offer, the methods of offering them, and prices at which they are offered. They may also increase the cost of offering these products. These provisions likely will affect different financial institutions in different ways, and therefore, may also affect the competitive landscape.

Increases in or required prepayments of FDIC insurance premiums may adversely affect FNB’s earnings.

Since 2008, higher levels of bank failures have dramatically increased resolution costs of the FDIC and depleted its Deposit Insurance Fund (“DIF”). In addition, the FDIC instituted temporary programs, some of which were made permanent by the Dodd-Frank Act, to further insure customer deposits at FDIC-insured banks, which have placed additional stress on the DIF.

In order to maintain a strong funding position and restore reserve ratios of the DIF, the FDIC has increased assessment rates of insured institutions. In addition, on November 12, 2009, the FDIC adopted a rule requiring banks to prepay three years’ worth of premiums to replenish the depleted insurance fund. With the enactment of the Dodd-Frank Act in July 2010, the minimum reserve ratio for the DIF was increased from 1.15% to 1.35% of estimated insured deposits, or the assessment base, and the FDIC was directed to take the steps needed to cause the reserve ratio of the DIF to reach 1.35% of estimated insured deposits by September 30, 2020. On December 15, 2010, as part of its long-range management plan to ensure that the DIF is able to maintain a positive balance despite banking crises and steady, moderate assessment rates despite economic and credit cycles, the FDIC set the DIF’s designated reserve ratio, or DRR, at 2% of estimated insured deposits. The FDIC is required to offset the effect of the increased minimum reserve ratio for banks with assets of less than $10 billion, so smaller community banks will be spared the cost of funding the increase in the minimum reserve ratio. As of January 1, 2012, the assets of FNB Bank exceed the $10 billion threshold.

Historically, the FDIC utilized a risk-based assessment system that imposed insurance premiums based upon a risk matrix that takes into account several components, including but not limited to the bank’s capital level and supervisory rating. Pursuant to the Dodd-Frank Act, in February 2011 the FDIC amended its regulations to base insurance assessments on the average consolidated assets less the average tangible equity of the insured depository institution during the assessment period; to set deposit insurance assessment rates in light of the new assessment base; and to revise the assessment system applicable to large banks (those having at least $10 billion in total assets) to better differentiate for the risks that a large bank could pose to the DIF.

The likely effect of the new assessment scheme will be to increase assessment fees for institutions that rely more heavily on nondeposit funding sources. However, the higher assessments for institutions that have relied on nondeposit sources of funding in the past could force these institutions to change their funding models and more actively search for deposits. If this happens, it could drive up the costs to attain deposits across the market, a situation that would negatively impact community banks like FNB Bank, which derive the majority of their funding from deposits.

FNB generally will be unable to control the amount of premiums that it is required to pay for FDIC insurance. Any future increases in or required prepayments of FDIC insurance premiums may adversely affect FNB’s financial condition or results of operations. In light of the recent increases in the assessment rates, the potential for additional increases, and FNB’s status as a large bank following the merger (due to the increase in its assets to more than $10 billion), FNB Bank may be required to pay additional amounts to the DIF, which could have an adverse effect on its earnings. If FNB Bank’s deposit insurance premium assessment rate increases again, either because of its risk classification, because of emergency assessments, or because of another uniform increase, the earnings of FNB could be further adversely impacted.

The recent repeal of federal prohibitions on payment of interest on demand deposits could increase FNB’s interest expense.

All federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, beginning on July 21, 2011, financial institutions may offer interest on demand deposits to compete for clients. We will consider the initiatives of competitors as we evaluate and develop our interest bearing deposit products. FNB’s interest expense will increase and its net interest margin will decrease if FNB Bank begins offering interest on demand deposits to attract additional customers or maintain current customers. This could have a material adverse effect on FNB’s business, financial condition and results of operations.

Recently adopted rules regulating the imposition of debit card income may adversely affect the operations of FNB.

On June 29, 2011, the Federal Reserve Board, pursuant to its authority under the Dodd-Frank Act, issued rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion, adopting a per-transaction interchange cap base of $0.21 plus a 5-basis point fraud loss adjustment per transaction. The Federal Reserve Board deemed such fees reasonable and proportional to the actual cost of a transaction to the issuer. Entities having assets in excess of $10 billion as of December 31, 2011 will be required to comply with those rules effective as of July 1, 2012. Beginning in 2012 and for each calendar year thereafter, entities having assets in excess of $10 billion as of the end of that calendar year will be required to comply with those rules no later than the immediately following July 1. Although entities having assets of less than $10 billion are exempt from these rules, nevertheless, their activities as debit card issuers may be affected indirectly if they must match new, lower fee structures implemented by larger financial institutions in order to remain competitive.

Following completion of the merger between FNB and Parkvale on January 1, 2012, FNB’s assets exceeded the $10 billion threshold. Thus, FNB will become subject to the Federal Reserve Board rules concerning debit card interchange fees as of July 1, 2013. FNB estimates that its revenues earned from interchange fees could decrease by $9.0 million or more per year, without taking into consideration potential mitigation strategies it may employ.

FNB’s results of operations will be significantly affected by the ability of its borrowers to repay their loans.

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

•	credit risks of a particular borrower;

•	changes in economic, industry and regulatory conditions;

•	the duration of the loan;

•	the repricing of variable rate loans; and

•	in the case of a collateralized loan, uncertainties as to the future value of the collateral.

Generally, commercial/industrial, construction and commercial real estate loans present a greater risk of non-payment by a borrower than other types of loans. In addition, consumer loans typically have shorter terms and lower balances with higher yields compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections depend on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans.

FNB’s financial condition and results of operations would be adversely affected if its allowance for loan losses is not sufficient to absorb actual losses.

There is no precise method of estimating loan losses. FNB can give no assurance that its allowance for loan losses is or will be sufficient to absorb actual loan losses. Excess loan losses could have a material adverse effect on FNB’s financial condition and results of operations. FNB seeks to maintain an adequate allowance for loan losses to provide for estimated losses in its loan portfolio. FNB periodically determines the amount of its allowance for loan losses based upon consideration of several factors, including:

•	a regular review of the quality, mix and size of the overall loan portfolio;

•	historical loan loss experience;

•	evaluation of non-performing loans;

•	geographic concentration;

•	assessment of economic conditions and their effects on FNB’s existing portfolio; and

•	the amount and quality of collateral, including guarantees, securing loans.

A significant amount of the Parkvale loan portfolio, which FNB acquired as a result of the merger, consists of geographically diverse, out-of-area mortgage loans that are serviced by others. These may have a higher risk of loss than loans originated by Parkvale because a large number of those loans are collateralized by single family homes located in areas which are experiencing greater economic volatility than in Parkvale’s core market area in western Pennsylvania, and FNB may have limited control over credit monitoring activities.

There were approximately $241 million of out-of-area mortgage loans in Parkvale’s loan portfolio at September 30, 201l collateralized by single family homes throughout the United States, a significant portion of which is located in areas affected by falling home prices and excess housing supply. If these economic pressures continue for an extended period of time, it is possible losses will be realized, if the current assessments of fair value deteriorate. At the time of origination, the substantial majority of those loans were jumbo loans, which are generally larger in size and more sensitive to housing price fluctuations. Because those loans are serviced by national service providers, collection efforts may be affected by servicing difficulties of the national service providers, which will be beyond the control of FNB’s collection staff. An increase in FNB’s non-performing loans could result in higher loan losses and reduced earnings.

Changes in economic conditions and the composition of FNB’s loan portfolio could lead to higher loan charge-offs or an increase in FNB’s provision for loan losses and may reduce FNB’s net income.

Changes in national and regional economic conditions continue to impact the loan portfolio of FNB. For example, an increase in unemployment, a decrease in real estate values or changes in interest rates, as well as other factors, have weakened the economies of the communities that FNB serves. Weakness in the market areas served by FNB could depress the earnings and consequently the financial condition of FNB because customers may not want or need FNB’s products or services; borrowers may not be able to repay their loans; the value of the collateral securing FNB’s loans to borrowers may decline; and the quality of FNB’s loan portfolio may decline. Any of the latter three scenarios could require FNB to charge-off a higher percentage of its loans and/or increase its provision for loan losses, which would reduce its net income.

FNB’s financial condition may be adversely affected if it is unable to attract sufficient deposits to fund its anticipated loan growth.

FNB will fund its loan growth primarily through deposits. To the extent that FNB is unable to attract and maintain sufficient levels of deposits to fund its loan growth, it would be required to raise additional funds through public or private financings. FNB can give no assurance that it would be able to obtain these funds on terms that are attractive to it.

FNB could experience significant difficulties and complications in connection with its growth and acquisition strategy.

FNB has grown significantly over the last few years and intends to seek to continue to grow by acquiring financial institutions and branches as well as non-depository entities engaged in permissible activities for its financial institution subsidiaries. However, the market for acquisitions is highly competitive. FNB may not be as successful in identifying financial institutions and branch acquisition candidates, integrating acquired institutions or preventing deposit erosion at acquired institutions or branches as it currently anticipates.

As part of its acquisition strategy, FNB may acquire additional banks and non-bank entities that it believes provide a strategic fit with its business. To the extent that FNB is successful with this strategy, it cannot assure you that it will be able to manage this growth adequately and profitably. For example, acquiring any bank or non-bank entity will involve risks commonly associated with acquisitions, including:

•	potential exposure to unknown or contingent liabilities of banks and non-bank entities that FNB acquires;

•	exposure to potential asset quality issues of acquired banks and non-bank entities;

•	potential disruption to FNB’s business;

•	potential diversion of the time and attention of FNB’s management; and

•	the possible loss of key employees and customers of the banks and other businesses that FNB acquires.

In addition to acquisitions, FNB may expand into additional communities or attempt to strengthen its position in its current markets by undertaking additional de novo branch openings. Based on its experience, FNB believes that it generally takes up to three years for new banking facilities to achieve operational profitability due to the impact of organizational and overhead expenses and the start-up phase of generating loans and deposits. To the extent that FNB undertakes additional de novo branch openings, it is likely to continue to experience the effects of higher operating expenses relative to operating income from the new banking facilities, which may have an adverse effect on its net income, earnings per share, return on average shareholders’ equity and return on average assets.

FNB may encounter unforeseen expenses, as well as difficulties and complications in integrating expanded operations and new employees without disruption to its overall operations. Following each acquisition, FNB must expend substantial resources to integrate the entities. The integration of non-banking entities often involves combining different industry cultures and business methodologies. The failure to integrate successfully the entities FNB acquires with its existing operations may adversely affect its results of operations and financial condition.

FNB completed its acquisitions of Comm Bancorp, Inc. (“CBI”), a bank holding company based in Clarks Summit, Pennsylvania, on January 1, 2011, and of Parkvale Financial Corporation, a unitary savings and loan holding company based in Monroeville, Pennsylvania, on January 1, 2012. The success of these mergers will depend on FNB’s ability to realize the anticipated benefits of those mergers. We may not realize the anticipated benefits at all, or such benefits may take longer to realize than we anticipate. Failure to achieve the anticipated benefits of the mergers could result in increased costs and decreased revenues.

In addition, with respect to our acquisition of Parkvale, we may not be able to integrate our traditional retail banking operations with the traditional thrift-focused operations of Parkvale without encountering difficulties, including, without limitation, the loss of key employees and customers, the disruption of our ongoing business or possible inconsistencies in standards, controls, procedures and policies.

FNB’s results of operations may be adversely affected if asset valuations cause other-than-temporary impairment or goodwill impairment charges.

FNB may be required to record future impairment charges on its investment securities if they suffer declines in value that are considered other-than-temporary. Numerous factors, including lack of liquidity for re-sales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in business climate, adverse actions by regulators, or unanticipated changes in the competitive environment could have a negative effect on FNB’s investment portfolio in future periods. Goodwill is assessed annually for impairment and declines in value could result in a future non-cash charge to earnings. If an impairment charge is significant enough it could affect the ability of FNB Bank to pay dividends to FNB, which could have a material adverse effect on FNB’s liquidity and its ability to pay dividends to shareholders and could also negatively impact its regulatory capital ratios and result in FNB Bank not being classified as “well-capitalized” for regulatory purposes.

FNB could be adversely affected by changes in the law, especially changes in the regulation of the banking industry.

FNB and its subsidiaries operate in a highly regulated environment and will be subject to supervision and regulation by several governmental regulatory agencies, including the Federal Reserve Board, the OCC and the FDIC. Regulations are generally intended to provide protection for depositors, borrowers and other customers rather than for investors. We are subject to changes in federal and state law, regulations, governmental policies, tax laws and accounting principles. Changes in regulations or the regulatory environment could adversely affect the banking industry as a whole and could limit our growth and the return to investors by restricting such activities as:

•	the payment of dividends;

•	mergers with or acquisitions of other institutions;

•	investments;

•	loans and interest rates;

•	assessments of fees, such as overdraft and electronic transfer interchange fees;

•	the provision of securities, insurance or trust services; and

•	the types of non-deposit activities in which FNB’s financial institution subsidiaries may engage.

Under regulatory capital adequacy guidelines and other regulatory requirements, FNB and FNB Bank must meet guidelines subject to qualitative judgments by regulators about components, risk weightings and other factors. From time to time, the regulators implement changes to these regulatory capital adequacy guidelines. Changes resulting from the Dodd-Frank Act and the regulatory accords on international banking institutions formulated by the Basel Committee on Banking Supervision and implemented by the Federal Reserve Board, when fully phased in, will likely require us to satisfy additional, more stringent capital adequacy standards.

In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as “Basel III.” Basel III, when implemented by the U.S. banking agencies beginning on January 1, 2013 and fully phased-in on January 1, 2019, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Basel III also provides for a “countercyclical capital buffer,” an additional capital requirement that generally is to be imposed when national regulators determine that excess aggregate credit growth has become associated with a buildup of systemic risk, in order to absorb losses during periods of economic stress. Banking institutions that maintain insufficient capital to comply with the capital conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. Additionally, the Basel III framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests, including a liquidity coverage ratio, or LCR, which is designed to ensure that the banking entity maintains a level of unencumbered high-quality liquid assets greater than or equal to the entity’s expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario, and a net stable funding ratio, or NSFR, designed to promote more medium- and long-term funding based on the liquidity characteristics of the assets and activities of banking entities over a one-year time horizon. The LCR and NSFR have proposed adoption dates beginning in 2015 and 2018, respectively.

The U.S. banking agencies have indicated informally that they expect to propose regulations implementing Basel III in the near future. Given that the Basel III rules are subject later to change, and the scope and content of capital regulations that the U.S. banking agencies may adopt under the Dodd-Frank Act is uncertain, it is uncertain what impact the new capital regulations will have on FNB’s capital ratios. These changes to present capital and liquidity requirements could restrict FNB’s activities and require it to maintain additional capital. Compliance with heightened capital standards may reduce its ability to generate or originate revenue-producing assets and thereby restrict revenue generation from banking and non-banking operations. If FNB fails to meet these minimum liquidity capital guidelines and other regulatory requirements, its financial condition would be materially and adversely affected.

FNB may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed.

FNB may need to raise additional capital in the future to provide itself with sufficient capital resources and liquidity to meet its commitments and business needs. FNB’s ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside its control, and on its financial performance. Accordingly, there can be no assurance of FNB’s ability to raise additional capital if needed or on terms acceptable to it. If FNB cannot raise additional capital when needed, it may have a material adverse effect on its financial condition, results of operations and prospects.

The prolonged negative effect of the recession and weak economic recovery may adversely affect FNB’s financial performance.

The severe recession and weak economic recovery have resulted in continued uncertainty in the financial and credit markets in general. There is also concern about the possibility of another economic downturn. The Federal Reserve Board, in an attempt to stimulate the overall economy, has, among other things, kept interest rates low through its targeted federal funds rate and purchased mortgage-backed securities. If the Federal Reserve Board increases the federal funds rate, overall interest rates will likely rise which may negatively impact the housing markets and the U.S. economic recovery. A prolonged weakness in the economy generally, and in the financial services industry in particular, could negatively affect FNB’s operations by causing an increase in loan delinquencies and nonperforming assets, decreases in loan collateral values and a decrease in demand for our products and services, among other things, any of which could have a material adverse impact on our financial condition and results of operations.

FNB relies heavily on the proper functioning of its technology.

FNB relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in FNB’s customer relationship management, general ledger, deposit, loan and other systems. Although FNB has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of these information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of FNB’s information systems could damage its reputation, result in a loss of customer business, subject it to additional regulatory scrutiny, or expose it to civil litigation and possible financial liability, any of which could have a material adverse effect on FNB’s financial condition and results of operations.

Risks Related to Owning Our Common Stock

You are subject to the risk of fluctuations in the market price of our common stock.

The market price of our Common Stock may fluctuate significantly in response to many factors, including:

•	actual or anticipated variations in our operating results, interest income, cash flows or liquidity;

•	changes in our earnings estimates or those of analysts;

•	changes in our dividend policy;

•	publication of research reports about us or the banking industry generally;

•	increases in market interest rates that lead purchasers of our common stock to demand a higher dividend yield;

•	changes in market valuations of similar institutions;

•

adverse market reaction to the amount of our maturing debt and other liabilities in the near- and medium-term and our ability to refinance such debt and the terms thereof or our plans to incur additional debt in the future;

•	additions or departures of key management personnel;

•	actions by institutional shareholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors included in, or incorporated by reference to, this prospectus supplement and the accompanying prospectus; and

•	general market and economic conditions.

Many of the factors listed above are beyond our control. Those factors may cause the market price of our common stock to decline, regardless of our financial performance and condition and prospects. It is impossible to provide any assurance that the market price of our common stock will not fall in the future, and it may be difficult for holders to resell shares of our common stock at prices they find attractive, or at all.

Certain provisions of FNB’s articles of incorporation and bylaws and the Florida Business Corporation Act may discourage takeovers.

FNB’s articles of incorporation and bylaws contain certain anti-takeover provisions that may discourage or may make more difficult or expensive a tender offer, change in control or takeover attempt that is opposed by FNB’s board of directors. In particular, FNB’s articles of incorporation and bylaws:

•	permit shareholders to remove directors only for cause;

•	do not permit shareholders to take action except at an annual or special meeting of shareholders;

•	require shareholders to give FNB advance notice to nominate candidates for election to its board of directors or to make shareholder proposals at a shareholders’ meeting;

•	permit FNB’s board of directors to issue, without shareholder approval unless otherwise required by law, preferred stock with such terms as its board of directors may determine; and

•	require the vote of the holders of at least 75% of FNB’s voting shares for shareholder amendments to its bylaws.

Under the Florida Business Corporation Act (“FBCA”), approval of a business combination with another corporation whose shareholders own 10% or more of the voting shares of that corporation requires the affirmative vote of holders of at least two-thirds of the voting shares not owned by such shareholders, unless a majority of the corporation’s disinterested directors approves the merger. In addition, the FBCA generally provides that shares of a corporation acquired in excess of certain specified thresholds will not possess any voting rights unless a majority vote of the corporation’s disinterested shareholders approves the voting rights.

These provisions of FNB’s articles of incorporation and bylaws and of the FBCA could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of FNB’s shareholders may consider such proposals desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of FNB’s board of directors. Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market price of FNB’s common stock, and may also inhibit increases in the trading price of FNB’s common stock that could result from takeover attempts.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains a number of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, earnings outlook, business and prospects of FNB. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions.

These forward-looking statements involve certain risks, uncertainties and assumptions. The ability of FNB to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” beginning on page 2, as well as the following factors:

•	competitive pressure among financial services companies is intense and may further intensify;

•	changes in the interest rate environment may reduce net interest margins and impact funding sources;

•	changes in prepayment speeds, loan sale volumes, charge-offs and loan loss provisions;

•	estimates of fair value of certain of our assets and liabilities, and higher than expected charges we may incur in connection with marking our assets to fair value;

•	other than temporary impairments or declines in value in our investment portfolio;

•	technological issues which may adversely affect our financial operations or customers;

•

our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired (including the CBI and Parkvale transactions referenced under “Risk Factors”) or may acquire in the future, into our operations, our ability to retain clients and employees acquired from those transactions and our ability to realize projected revenue synergies and cost savings;

•	changes in the securities markets;

•	a continued weakness or unexpected decline in the U.S. economy, especially with respect to housing prices, the job market and consumer confidence and spending habits;

•	various monetary and fiscal policies and regulations of the U.S. government that may adversely affect the businesses in which we are engaged;

•	higher than expected FDIC insurance assessments;

•	changes in accounting policies or accounting standards;

•

legislation or changes in the regulatory environment (including the impact of the Dodd-Frank Wall Act and related regulations) may adversely affect the businesses in which FNB engages and result in increased compliance costs and/or require FNB to change its business models;

•	material adverse changes in FNB’s operations or earnings; and

•

other factors, risks and uncertainties referenced in FNB’s filings with the SEC, including the “Risk Factors” set forth in FNB’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequently filed Quarterly Reports on Form 10-Q.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed in or implied by these forward-looking statements. You should not place undue reliance on these statements, which speak only as of the date of this prospectus or as of the date of any document incorporated by reference in this prospectus.

All forward-looking statements concerning the merger or other matters addressed in this prospectus and attributable to FNB or any person acting on FNB’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Unless required by applicable law or regulation, FNB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

PLAN OF DISTRIBUTION

FNB intends to issue shares of FNB common stock pursuant to this prospectus in connection with the exercise of stock options granted under the Parkvale Financial Corporation 1993 Key Employee Stock Compensation Program (the “1993 Employee Plan”), the Parkvale Financial Corporation 1993 Directors’ Stock Option Plan (the “1993 Directors’ Plan”) and the Parkvale Financial Corporation Amended and Restated 2004 Stock Incentive Plan (the “2004 Plan”). FNB will be responsible for the expenses of such issuances, other than the exercise price of the options. No commissions, discounts, concessions or other compensation will be paid to any underwriter or broker-dealer in connection with such issuances.

USE OF PROCEEDS

Upon the exercise of options granted under the 1993 Employee Plan, the 1993 Directors’ Plan and the 2004 Plan (which we refer to collectively in this prospectus as the “Plans”), FNB will receive the adjusted exercise price of these options, as described below. The adjusted exercise price of each of these options varies among the Plans depending upon when the options were originally granted under the Plans. FNB intends to use the proceeds from these option exercises for working capital and general corporate purposes.

DESCRIPTION OF PLANS

Effect of Merger

Effective January 1, 2012, Parkvale was merged with and into FNB. As a result of that merger, each outstanding share (other than shares owned by FNB or its subsidiaries or Parkvale) of Parkvale common stock was converted into the right to receive 2.178 shares of FNB common stock, par value $0.01 per share. In addition, each outstanding option issued under the Parkvale Financial Corporation 1993 Key Employee Stock Compensation Program, the Parkvale Financial Corporation 1993 Directors’ Stock Option Plan and the Parkvale Financial Corporation Amended and Restated 2004 Stock Incentive Plan, is no longer exercisable for shares of Parkvale common stock, par value $1.00 per share, but instead constitutes an option to acquire, on the same terms and conditions as were applicable under such option immediately prior to the consummation of the merger, that number of shares of FNB common stock (rounded down to the nearest whole number of shares of FNB common stock) equal to the product of the number of shares of Parkvale common stock for which such option was previously exercisable and 2.178. The exercise price for each option shall be equal to the exercise price per share for such option immediately prior to the effective time of the merger divided by 2.178, rounded up to the nearest whole cent.

Pursuant to the Agreement and Plan of Merger, dated June 15, 2011, between FNB and Parkvale, FNB assumed Parkvale’s obligations under the Plans. FNB will continue to administer the Plans until all outstanding options under the Plans are exercised or expire. No new options or other awards will be granted under these Plans. This prospectus is being sent to all option holders under the Plans who did not become employees or directors of FNB at the time of the merger. The following section of this prospectus is a summary of the terms on which you may acquire shares of FNB common stock under the Plans following the merger. The following summary is subject to, and qualified in its entirety by reference to, the full text of the Plans, which is incorporated by reference into this prospectus. See “Incorporation by Reference” for information on how to obtain copies of the Plans.

Additional information about the Plans and the Compensation Committee (described below) may be obtained from Joanne Knapp, Vice President, Payroll/Benefits Accounting Manager, One South Hermitage Road, Hermitage, Pennsylvania 16148, telephone number (724) 983-3458.

Administration and Eligibility

The Plans are administered by the Compensation Committee of FNB’s Board of Directors. The members of the Compensation Committee are recommended by the Nominating and Corporate Governance Committee of Board of Directors in consultation with the Chairman of the Board of Directors, and approved by the full Board of Directors. The Compensation Committee is comprised of at least three members of FNB’s Board of Directors who are not currently employees of FNB. Members of the Compensation Committee serve for such terms as the Board of Directors may determine and until their successors are duly qualified and appointed. The Compensation Committee is constituted to satisfy the disinterested administration standard set forth in Rule 16b-3 promulgated under the Securities and Exchange Act of 1934. However, the Compensation Committee may have one member who does not qualify as an “outside director” under Section 162(m) of the Internal Revenue Code, so long as such person does not vote on compensation-related matters.

Types of Awards

The only awards currently outstanding under the Plans are incentive stock options (under the 1993 Employees Plan and the 2004 Plan) and non-qualified stock options (under all three Plans). The terms of these options are more fully described below. For incentive stock options, the exercise price may not be less than 100% of the fair market value of a share of Parkvale common stock at the date of grant, as adjusted to give effect to the merger with FNB as described above. For non-qualified stock options granted under the 2004 Plan, the exercise price may not be less than 100% of the fair market value of a share of Parkvale common stock at the date of grant, as adjusted to give effect to the merger with FNB as described above. Non-qualified stock options granted under the 1993 Employee Plan may have an exercise price equal to or less than the fair market value of a share of Parkvale common stock at the date of grant, as adjusted to give effect to the merger with FNB as described above. Non-qualified stock options granted under the 1993 Directors’ Plan may have an exercise price equal to the fair market value of a share of Parkvale common stock at the date of grant, as adjusted to give effect to the merger with FNB described above.

You may exercise your stock options by paying the exercise price for such options to FNB. Depending upon the plan under which your options were granted, you may pay the exercise price in accordance with one or more of the following methods:

•	delivering cash to FNB;

•

delivering FNB common stock that you already own (including shares acquired pursuant to the exercise of an option) having a total fair market value on the date of delivery equal to the exercise price; however, the availability of this method of payment is subject to the discretion of the Compensation Committee in the case of options exercised under the 1993 Employee Plan or the 2004 Plan; and

•

in the case of options issued under the 2004 Plan, by delivering a properly executed exercise notice, together with irrevocable instructions to a broker-dealer to sell the shares and then properly deliver to FNB the amount of sale proceeds to pay the exercise price (in accordance with applicable laws and regulations, a so-called “cashless” exercise).

Adjustments

If there is any change in our common stock by reason of any stock dividend, stock split or any other capital adjustment, or upon a merger, consolidation, reorganization or similar transaction, the number and kind of shares allocated to unexercised options will be appropriately and proportionately adjusted. Corresponding adjustments will be made in the price per share for shares covered by outstanding stock options, so that the aggregate purchase price does not change.

Assignment

Options are not transferable except by will or the laws of descent or distribution and may be exercised during the lifetime of the option holder only by that option holder or his or her guardian or legal representative. However, non-qualified options granted under the 2004 Plan may be transferred by the option holder to a member of his or her immediate family (i.e., spouse, children, stepchildren, parents, grandchildren and great grandchildren) or to a trust established for the benefit of one or more of these individuals. No person can create a lien on any securities held under the Plans.

Change in Control

Under the 1993 Employee Plan, all options granted under the Plan become immediately exercisable in the event of a “change in control” or “threatened change in control,” as determined in accordance with the terms of the Plan. The 1993 Employee Plan also provides that if Parkvale or its shareholders enter into an agreement to dispose of all or substantially all of the assets or stock of Parkvale by means of a sale, merger or other reorganization, liquidation or otherwise, in which the shareholders of Parkvale will not own at least 50% of the voting stock of the surviving entity, all options granted under the Plan become immediately exercisable during the period commencing on the date of the agreement and ending upon consummation of the transaction or when the option is otherwise terminated in accordance with its provisions or the provisions of the Plan, whichever occurs first. All options granted under the 2004 Plan become fully exercisable upon a “change in control.” Under the 2004 Plan, a “change in control” means a change in the ownership of Parkvale or the Parkvale Savings Bank, a change in the effective control of Parkvale or Parkvale Savings Bank, or a change in the ownership of a substantial portion of the assets of Parkvale or Parkvale Savings Bank, in each case as provided under Section 409A of the Internal Revenue Code of 1986 and the regulations thereunder. No options granted under the 1993 Directors’ Plan were accelerated as a result of entering into or consummating the merger because those options were immediately exercisable upon grant.

Amendment or Termination of Plans

Both the 1993 Employee Plan and the 1993 Directors’ Plan terminated in 2003 in accordance with their terms. As a result, no additional options can be granted under either of such plans. FNB does not intend to grant any new options or other similar awards under the 2004 Plan, which will terminate in accordance with its terms on June 17, 2014.

No amendment, suspension or termination of any Plan shall, without the consent of the holder of a stock option, alter or impair any of that person’s rights or obligations under any stock option granted under the plan prior to the amendment, suspension or termination.

Exercise Period

Your stock options under the Plans are exercisable in accordance with the terms of your option agreement and the Plan under which they were granted. The amount of time that you have to exercise your stock options depends on how your employment or directorship with Parkvale or Parkvale Bank was terminated, as more fully described below. In no event, however, shall any option be exercised more than ten years from the date it was granted.

Employees:

In general, following termination of your employment with Parkvale or Parkvale Bank,

•	options under the 2004 Plan will remain exercisable for six months after the date of termination, unless a later date (not to exceed five years) is specified in your option agreement;

•

incentive stock options under the 1993 Employee Plan will remain exercisable for three months after the date of termination, unless an earlier date is specified in your option agreement or the 1993 Employee Plan; and

•

non-qualified stock options under the 1993 Employee Plan will remain exercisable for one year after the date of termination, unless an earlier date is specified in your option agreement or in the 1993 Employee Plan.

Exceptions under the 2004 Plan include the following:

•	If your employment terminated as a result of death, your options may be exercised for two years after the date of termination.

•

If your employment terminated as a result of disability or retirement, your options may be exercised for five years after the date of termination, unless an earlier date is specified in your option agreement; and if you subsequently die within the given exercise period and hold any unexercised options at the time of your death, those options may be exercised for two years following the date of your death.

•

If your employment terminates following a “change in control,” as defined above under “— Change in Control,” your options may be exercised for the remainder of the original ten year term of the option from the date of grant.

Exceptions under the 1993 Employee Plan include the following:

•	If your employment terminated as a result of death or disability, your options may be exercised for one year after the date of termination.

•

If you die within three months after termination of your employment, your incentive stock options may be exercised for one year after the date of death, unless an earlier date is specified in your option agreement.

Non-Employee Directors:

In general, following termination of your service with Parkvale,

•	options under the 2004 Plan will remain exercisable for three years after the date of termination, unless a later date (not to exceed five years) is specified in your option agreement, and

•	options under the 1993 Directors’ Plan will remain exercisable for twelve months after the date of termination.

Exceptions under the 2004 Plan include the following:

•	If your employment terminated as a result of death, your options may be exercised for two years after the date of termination.

•

If your service terminated as a result of disability or retirement, your options may be exercised for five years after the date of termination, unless an earlier date is specified in your option agreement; and if you subsequently die within the five-year exercise period and hold any unexercised options at the time of your death, those options may be exercised for two years following the date of your death.

Non-Qualified and Unfunded

The Plans are unfunded and do not give you any rights that are superior to those of FNB’s general creditors. The Plans are not subject to the provisions of the Employment Retirement Income Security Act of 1974 and are not qualified under Section 401(a) of the Internal Revenue Code of 1986.

DESCRIPTION OF COMMON STOCK

General. FNB is authorized to issue 500 million shares of common stock, par value $0.01 per share, of which 127,220,759 shares were outstanding as of November 30, 2011. FNB common stock trades on the New York Stock Exchange under the symbol “FNB.” The transfer agent and registrar for FNB common stock is Registrar and Transfer Company.

As of September 30, 2011, FNB had reserved approximately 9,476,180 million shares of its common stock for issuance under employee stock plans, convertible notes and a warrant that FNB has issued to the U.S. Treasury pursuant to the Capital Purchase Program of the Troubled Asset Relief Program. In addition, FNB reserved approximately 13,627,579 million shares of its common stock for issuance in connection with the merger between Parkvale and FNB. After taking into account these issued and reserved shares, FNB will have approximately 349,761,020 million shares of authorized but unissued common stock available for issuance for other corporate purposes.

Voting and Other Rights. The holders of FNB common stock have one vote per share, and in general a majority of the votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of votes cast, and each shareholder entitled to vote in an election of directors is entitled to vote each share of stock for each of the candidates for election as directors. However, shareholders do not have the right to cumulate their votes in elections of directors.

In the event of a liquidation, holders of FNB common stock are entitled to receive pro rata any assets legally available for distribution to shareholders with respect to the FNB shares they hold, subject to any prior rights of the holders of any FNB preferred stock then outstanding.

FNB common stock does not carry any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All outstanding shares of FNB common stock are validly issued, fully paid and nonassessable.

Distributions. The holders of FNB common stock are entitled to receive such dividends or distributions as the FNB board of directors may declare out of funds legally available for such payments. The payment of distributions by FNB is subject to the restrictions under the FBCA applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy the claims upon dissolution of those shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of any then-outstanding FNB preferred stock. Stock dividends, if any are declared, may be paid from authorized but unissued shares.

The ability of FNB to pay distributions is affected by the ability of its subsidiaries to pay dividends to FNB. The ability of FNB’s subsidiaries, as well as of FNB, to pay dividends in the future is influenced by bank regulatory requirements and capital guidelines.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material federal income tax considerations with respect to your stock options and of acquiring and holding shares of our common stock. You are urged to consult your tax advisor regarding the federal, state and other tax consequences of your stock options and of acquiring and holding shares of our common stock.

Incentive Stock Options

Under current provisions of the Internal Revenue Code of 1986, the federal income tax treatment of incentive stock options and non-qualified stock options is substantially different. If you do not dispose of the shares acquired upon exercise of an incentive stock option within two years after the option was granted and within one year after the option was exercised, you will not recognize income at the time the option is granted or at the time the option is exercised, and no federal income tax deduction will be available to us at any time as a result of the grant or exercise. If you sell or otherwise dispose of stock acquired pursuant to an incentive stock option before both of the holding periods described above expire, then all or a portion of any gain recognized by you which would otherwise be characterized as capital gain would instead be taxable as ordinary compensation income. The amount of the gain characterized as ordinary income would not exceed an amount equal to the excess of (1) the fair market value of the shares as of the date the option was exercised over (2) the amount paid for the shares, and we will be entitled to a commensurate income tax deduction. The balance of the gain is long or short-term capital gain depending on your holding period in the shares acquired by the exercise of the option. On the other hand, if you meet the above holding periods prior to the disposition of the shares acquired by the exercise of the option, then any difference between the sales proceeds and the exercise price of the stock will be treated as capital gain or loss and taxed at a rate that depends on the holding period of the shares. Shares held for more than 12 months are generally taxable at long-term capital gains rates. The maximum long-term capital gains rate is presently 15%.

The exercise of an incentive stock option may result in a tax liability under the alternative minimum tax (“AMT”). The AMT rules have been devised to ensure that at least a minimum amount of income tax is paid by taxpayers who take advantage of substantial tax savings due to the use of certain tax deductions and exemptions. In essence, AMT functions as a recapture mechanism, reclaiming some of the tax deductions and credits utilized by these taxpayers when calculating their regular federal income tax liability. The excess of the fair market value of the stock subject to an incentive stock option on the date such option is exercised over the exercise price of the option will be treated as an item of adjustment in the year of exercise for purposes of the alternative minimum tax. However, there is no AMT if an employee makes a disqualifying disposition in the same year that the option is exercised. Further, any AMT paid as a result of the exercise of an incentive stock option generally will result in an AMT credit carryforward for use in future years.

Non-Qualified Stock Options

Under current provisions of the Internal Revenue Code of 1986, the grant of a non-qualified stock option does not result in taxable income to you at the time of grant. However, at the time of exercise, you will recognize ordinary income in the amount by which the fair market value of the common stock received on the date of exercise exceeds the option exercise price. The amount of ordinary income recognized by you is deductible by us or a subsidiary of ours in the year in which the income is recognized by you and is subject to tax withholding.

If you hold a non-qualified stock option and pay the option exercise price solely in cash, then your basis in such shares is equal to the fair market value of the common stock on the date on which ordinary income is recognized (i.e., the date of exercise). Upon subsequent disposition of the shares acquired by the exercise, any further gain or loss is taxable either as short-term or long-term capital gain or loss, depending upon how long the shares are held by you. The holding period for such shares commences as of the date on which ordinary income is recognized.

If you surrender shares of common stock in payment of the exercise price of a non-qualified stock option, you will not recognize gain or loss on surrender of the shares, but will recognize ordinary income on the exercise of the non-qualified stock option. Of the shares received in such an exchange, that number of shares equal to the number of shares surrendered will have the same tax basis and capital gains holding period as the shares surrendered. The balance of the shares received will be taxed at ordinary income tax rates, as described above, and have a tax basis equal to their fair market value on the date of exercise and have their capital gains holding period commence on the date that such ordinary income is recognized.

Withholding

We may withhold from any cash payment or common stock distribution made under the Plans sufficient amounts to cover any applicable withholding and employment taxes. If the amount of such cash payment is insufficient, we may require you to pay us the amount required to be withheld as a condition to delivering the shares acquired pursuant to an award.

The above description of federal income tax consequences is necessarily general in nature and does not purport to be complete. Moreover, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances (including without limitation in the case of persons who are subject to Section 16 of the Securities Exchange Act of 1934 and its regulations). Finally, the consequences under applicable state and local income tax laws may not be the same as under federal income tax laws.

EXPERTS

The consolidated financial statements of FNB and its subsidiaries appearing in FNB’s Annual Report (Form 10-K) for the year ended December 31, 2010 and the effectiveness of FNB’s internal control over financial reporting as of December 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements and FNB management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered hereby was passed on for us by Reed Smith LLP, Reed Smith Centre, 225 Fifth Avenue, Pittsburgh, Pennsylvania 15222.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov and on the shareholder and investor relations page of our corporate website at www.fnbcorporation.com. Except for those SEC filings incorporated by reference in this prospectus, none of the other information on those websites is part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus the information in documents we file with the SEC, which means we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus has updated the information incorporated by reference and some information filed subsequently with the SEC will automatically update this prospectus. We incorporate by reference:

•	FNB’s Annual Report on Form 10-K for the year ended December 31, 2010;

•	FNB’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011, June 30, 2011 and September 30, 2011;

•

FNB’s Current Reports on Form 8-K filed on January 25, 2011, March 22, 2011, April 25, 2011, May 9, 2011, May 11, 2011, May 17, 2011, May 19, 2011, May 20, 2011, June 15, 2011, July 8, 2011, July 25, 2011, September 13, 2011, September 22, 2011, October 3, 2011, October 19, 2011, November 8, 2011, December 28, 2011, January 4, 2012 (two filings), January 13, 2012 and January 23, 2012, and our Current Reports on Form 8-K/A filed on June 16, 2011 and July 25, 2011 (in each case, except to the extent furnished but not filed); and

•

the description of FNB common stock contained in the FNB registration statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

In addition, all documents filed by FNB pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall also be deemed to be incorporated by reference into this Registration Statement and to be a part hereof commencing on the date of the filing of such documents; provided, however, that we are not incorporating by reference any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or amended, to constitute a part of this Registration Statement.

You may request, either orally or in writing, a copy of any or all of the documents that are incorporated in this prospectus by reference and we will provide a copy of those filings, including any exhibits that are specifically incorporated by reference into such documents, at no cost, by contacting David B. Mogle, our Corporate Secretary, at F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, Pennsylvania 16148, or by calling (724) 981-6000.

You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of the applicable document.